 November 12, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Exodus Movement, Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed October 10, 2024 File No. 000-56643

Dear Ms. Bednarowski:

Set forth below are the responses of Exodus Movement, Inc. (“Exodus” or the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated October 31, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to the Registration Statement on Form 10-12G, (as amended by Amendment No. 4, the “Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement.

Amendment No. 4 to Registration Statement on Form 10-12G

Business
Our Products and Services, page 4

1.
We note news articles about your partnerships with Blockchain.com and Ledger Live. Please revise to add disclosure regarding the XO Swap and Passkey Wallet & SDK products offered on your platform and, to the extent your agreements with Blockchain.com and Ledger Live are material, please revise to disclose the material terms of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 accordingly. Please refer to pages 5 and 8.

The Company respectfully advises the Staff that the Company does not believe that the agreements with Blockchain.com or Ledger Live are material or that its business is substantially dependent on either agreement. The agreements with Blockchain.com and Ledger Live are of the type that ordinarily accompanies the type of business conducted by the Company, and the Company is not substantially dependent upon either agreement.  The financial terms of each agreement are immaterial in amount and significance to the Company’s financial statements. In addition, neither agreement contains any exclusive licenses or contains any milestone or royalty obligations.

Pricing Information Offered Directly on the Exodus Platform, page 5

2.	We note your response to prior comment 1. Please revise your disclosure on page 5 to describe what qualifies as a “material” variance.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 to describe what qualifies as a “material” variance. Please refer to page 5.

Also revise to disclose, if true, that, if a material variance occurs between the primary and secondary providers without a material variance between the primary provider and the tertiary provider, the platform continues to display the primary provider’s updated pricing information.

The Exodus Platform does not check for the existence of a material variance (15%) between the primary provider and the tertiary provider. This is because the Exodus Platform already checks (a) the primary provider’s pricing information against the secondary provider’s pricing information and (b) the secondary provider’s pricing information against the tertiary provider’s pricing information. Thus, in a situation where the primary provider’s pricing information differs from the secondary provider’s pricing information, the Company believes that the lack of a material variance between the secondary provider and the tertiary provider is sufficient support for the Exodus Platform to show the secondary provider’s price without conducting an additional check between the primary provider and the tertiary provider.

However, as disclosed in the Registration Statement, the Exodus Platform does check for widespread variances, considered to exist if there is a 2% variance in price across the primary and secondary providers and the additional verification source (e.g., due to a widespread outage across multiple service providers). In this situation, the Exodus Platform will continue to show the primary provider’s most recently available price before the 2% widespread variance occurred and until such 2% widespread variance no longer exists.

Services Offered and Performed by Our API Providers, page 5

3.
We note your response to prior comment 2. Please disclose the custody arrangements for users’ assets held in lightning wallets provided by Wallet of Satoshi and disclose the risks to users in the event that Wallet of Satoshi experiences insolvency or bankruptcy.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 accordingly. Please refer to pages 11, 21 and 32.

Human Capital Management
Cryptocurrency Payroll Process, page 14

4.	We note your response to prior comment 5. Please revise your disclosure on page 14 to describe how CryptoCompare calculates the bitcoin spot rate.

The Company respectfully advises the Staff that, given the technical nature of the bitcoin spot rate calculation and in light of the Company’s lack of involvement in such calculation, the Company is not in a position to provide disclosure that describes with sufficient certainty the technical processes and mechanics that underpin CryptoCompare’s calculation of its bitcoin spot rate.

As disclosed in the Registration Statement, the Company contracts with Gilded Inc. (“Gilded”) to help administer the Company’s bulk cryptocurrency payments system; in turn, Gilded contracts with CryptoCompare. This means the Company is not in direct privity of contract with CryptoCompare for this payroll function and therefore does not have contractual rights to access and is not otherwise privy to information regarding CryptoCompare’s bitcoin spot rate mechanics.  However, in an effort to address any underlying concerns of the Staff with respect to CryptoCompare’s calculations and how this may impact the Company’s payroll function, the Company respectfully notes that the Company discloses to its employees and non-U.S. independent contractors that CryptoCompare is Gilded’s source for the bitcoin spot rate, and employees and non-U.S. independent contractors can compare CryptoCompare’s pricing data to other global pricing providers if they so choose. To date, the Company has not received any complaints from employees or non-U.S. independent contractors regarding CryptoCompare’s bitcoin spot rate calculation.

KYC and KYB Programs
KYB Program For API Providers and Vendors, page 18

5.
We note your response to prior comment 7. Please identify the third party that performs the KYB analyses of your API Providers and vendors as well as the material terms of the agreement with the third party.

The Company engages multiple third parties to assist with its Know your Business (KYB) analyses of API Providers and vendors. Specifically, the Company utilizes and relies on tools from Chainalysis, a blockchain analysis firm, Veriff, an identity verification platform, and ComplyAdvantage, an entity that performs sanctions and adverse media screenings. The Company has revised Amendment No. 5 to identify these third-party providers and to disclose that such agreements are standard commercial agreements entered into by the Company in the normal course. Please refer to page 19.

In response to the Staff’s request to identify the material terms of these agreements, the Company notes that these agreements provide for the provision of services for an agreed-upon term and may renew automatically for a one-year period, or a period equal to the expiring service period, unless either party provides notice of its intent to not renew the agreement. In addition, the agreements may be terminated by either party for a material breach which remains uncured following thirty days’ notice, or where continued performance of the agreement would violate applicable law or regulatory requirements, or in the event of the Company’s insolvency or inability to pay its debts.

 In addition, please describe your internal KYB policy, including the various procedures for documenting, reporting and responding to potential violations of applicable sanctions rules, along with the procedures for assessing business relationships with API Providers or vendors that have been the subject of sanction violations.

The Company’s KYB policy outlines various procedures for documenting, reporting and responding to potential violations of applicable sanctions rules. For example, it is Company policy that Exodus’ full-time equivalents identify potential “red flags” that may violate the Company’s sanctions policy. These red flags, along with other suspicious activities, must be reported to Exodus’ legal and compliance teams. Once reported, the Company will conduct an internal investigation of potential violations of sanctions rules, including by gathering information from internal and third-party sources, analyzing facts surrounding the potential violation, assessing risk to the Company, and taking appropriate next steps with regards to such party, including, where appropriate, terminating the business relationship and/or reporting to the Office of Foreign Assets Control, or another relevant regulatory body.

Our Chief Compliance Officer, who is the dedicated sanctions compliance officer under the Company’s policy, must provide regular reports to the Audit Committee of the Board of Directors confirming compliance with sanctions obligations, including highlighting any issues that arise and noting actions taken in response. Copies of all submissions to regulatory authorities and related documentation must be maintained indefinitely or as required by the relevant regulatory body.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Market Information, page 57

6.
Your revised disclosure on pages 57 and 58 that Common Stock Tokens are analogous to paper stock certificates conflicts with your disclosure on page 58 that the Class A common stock is a security whose ownership is recorded solely on the books of our transfer agent and the Common Stock Tokens give no ownership interest in the Class A common stock. Please revise to remove the analogy to paper stock certificates or advise.

The Company acknowledges the Staff’s comment and has removed the analogy to paper stock certificates.

Digital Format Exodus Common Stock
The Role of Securitize, page 58

7.
We note your response to prior comment 10. On pages 58 and 59, you state that “[e]ach share of Class A common stock has a corresponding Common Stock Token ...” and that “[i]f a record holder of shares of Class A common stock chooses not to self-custody the corresponding Common Stock Tokens, then such holder’s Common Stock Tokens will be held in her name by Securitize.” Please disclose how Securitize transfers the Common Stock Tokens it holds for the Class A stockholders when a Class A stockholder sells shares of Class A common stock.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 accordingly. Please refer to pages 60-62.

In addition, we note your revised disclosure that “[i]n the event of discrepancy, Securitize will investigate such discrepancy and take actions to resolve it, including, but not limited to, the reversal of any transactions as the facts and circumstances may warrant.” Please disclose how Securitize can reverse a transaction on the Algorand blockchain.

The Company respectfully submits that Securitize is registered as a transfer agent under Section 17A(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) and that as a registered transfer agent, Securitize must comply with Section 17A’s various reporting, recordkeeping, and other requirements in the rules promulgated thereunder, including Rule 17Ad-10, which serves as a basis for reversing transactions to rectify administrative or clerical errors, and Rule 17Ad-11, which requires transfer agents to monitor for record-keeping discrepancies and allows for corrective actions when material discrepancies are found. While the Company is not in a position to opine on logistical matters regarding how Securitize complies with its legal obligations, including those under Section 17A, to the Company’s knowledge, Securitize has sufficient controls with respect to the Common Stock Tokens to perform its role as an SEC registered Transfer Agent.

With respect to the Algorand blockchain specifically, the Algorand standard assets allow Securitize to represent any asset on the Algorand blockchain. These standard assets are built into the Layer-1 architecture of the Algorand blockchain but are structured in a way that allows Securitize to represent and manage assets on the blockchain platform. In other words, the Algorand standard assets provide a management framework that allows Securitize to perform its role as an SEC-registered transfer agent with respect to the Common Stock Tokens. If Securitize was not able to use the Algorand Blockchain in a manner that allowed it to fulfill its legal obligations as an SEC-registered transfer agent, we understand that Securitize would  utilize a different blockchain for the Common Stock Tokens that allowed it to comply with its legal obligations as an SEC-registered transfer agent.

We also note your disclosure on page 59 that, “[w]hile Securitize’s Digital Securities Protocol ... itself is not used on the Algorand blockchain because the Algorand blockchain does not support it, Securitize utilizes the Algorand standard assets and internal procedures to govern the Common Stock Tokens that exist on the Algorand blockchain ....” Please add a risk factor that addresses the potential impact to Securitize’s ability to utilize the DS Protocol Equivalent to govern the Common Stock Tokens due to modifications of the Algorand blockchain.

The Company respectfully notes that it is not aware of any material risks that make an investment in Exodus speculative or risky relating to potential modifications of the Algorand blockchain and any corresponding impact such modifications may have on Securitize’s governance of the Common Stock Tokens.

Securitize is an SEC-registered transfer agent under Section 17A(c) of the Exchange Act and subject to the legal requirements applicable thereto. The Company acknowledges that the Common Stock Tokens are novel; however, as the Registration Statement clearly discloses, these Common Stock Tokens do not have any rights of Class A common stock.  Moreover, the Company’s understanding is that the regulatory regime governing Securitize as an SEC-registered transfer agent requires Securitize to have adequate policies and procedures in place to plan for contingency events such as events arising as a result of modifications to the Algorand blockchain that could potentially implicate governance of the Common Stock Tokens. While Securitize is ultimately responsible for complying with its legal obligations, the Company is aware that in addition to the Algorand blockchain, Securitize utilizes a number of other blockchains. In the scenario in which Securitize cannot use the DS Protocol Equivalent to govern the Common Stock Tokens due to modifications of the Algorand blockchain, Securitize may switch to another blockchain for the Common Stock Tokens to carry out a governance framework consistent with its legal obligations.

As noted in the Registration Statement, the Common Stock Tokens are digital markers; they are devoid of any legal rights or economic value. Shares of the Class A common stock have all relevant legal and economic rights, the ownership of which is determined solely by the books and records of Securitize, and the ownership of which is not affected by the “ownership” of the Common Stock Tokens. This means that no scenario exists whereby modifications of the Algorand blockchain would have an impact on the ownership of the Class A common stock. In the very unlikely scenario that (1) modifications of the Algorand blockchain impact Securitize’s ability to utilize the DS Protocol Equivalent to such an extent that it prevents transactions in the Common Stock Tokens and (2) Securitize cannot switch to another blockchain for the Common Stock Tokens, the resulting impact would simply be that stockholders could not utilize the Common Stock Tokens to initiate the transfer of Class A common stock. In this scenario, stockholders would retain ownership of the Class A common stock and retain the ability to transfer the Class A common stock in all other permissible manners in which record holders may transfer shares. Put simply, it is the Common Stock Tokens that cannot be transferred independently of the Class A common stock; the Class A common stock can be transferred independently of the Common Stock Tokens.

The Company will update its disclosure in the future as appropriate to describe any such material risks which may arise in the future, as required by Item 105 of Regulation S-K.

The Number of Outstanding Common Stock Tokens, page 59

8.
We note your response to prior comment 11. Please revise to disclose the number of Common Stock Tokens that are outstanding as compared to the number of shares of Class A common stock outstanding as of the most recent practicable date.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 accordingly. Please refer to page 60.

Common Stock Tokens May Not Trade on a National Securities Exchange, page 60

9.
We note your response to prior comment 12. Please clarify what will happen to the Common Stock Tokens held by stockholders if you list your Class A common stock on the NYSE. For example, disclose how stockholders will move from record holders to book-entry form if they want to trade on the exchange and what happens to the Common Stock Tokens of stockholders that elect to hold their Class A common stock in “street name,” including whether the Common Stock Tokens will be held in the bank or broker-dealer account or by Securitize such that there are always the same number of Common Stock Tokens and shares of Class A common stock outstanding. If so, disclose the purpose of Common Stock Tokens associated with Class A common stock held in book-entry-form.

The Company acknowledges the Staff’s comment and has revised Amendment No. 5 accordingly. Please refer to page 62.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 74

10.	With respect to your response to comment 22 from our letter dated August 12, 2024, we continue to consider your response and we may have further comments.

 The Company acknowledges the Staff’s comment.

11.	We note your response to prior comment 14. Please respond to the following:

•
You told us that although your base subscription contracts call for payment in BTC or USDC, the contracts are denominated in U.S. dollars and you recognize revenue at the U.S. dollar amount as that amount constitutes the transaction price. Please walk us through a typical subscription-based transaction, explaining the process to us more fully, focusing on how and when you measure the value of noncash consideration and the source of the estimated fair value.

Please see Exhibit A for a step-by-step walkthrough of a transaction between the Company and an API Provider with which the Company enters into a subscription-based contract, for a period in which a user exchanges BTC for ETH with the API Provider on two occasions.

With respect to both transaction- and subscription-based contracts, as there is no guarantee of any revenue under the contract until a user has conducted an exchange transaction with the API Provider, the contract price at inception is completely variable based on future transactions.

With respect to subscription-based contracts, the contract is denominated in USD and the amount invoiced to and due from the API Provider is a USD amount, which may be settled in an amount of either BTC or USDC, at the election of the API Provider, equivalent in value to the USD amount at time of payment. Because the contract is denominated in USD and the amount invoiced to and due from the API Provider is a USD amount, even if settled in the form of noncash consideration, the noncash consideration is valued as of the payment date and revenue is recognized based on the USD amount. If the Company were instead to value the noncash consideration as of a different date, it could result in the Company recognizing different amounts of revenue based on which form of consideration the customer settles its USD invoice in. The Company believes it is not appropriate to recognize different amounts of revenue based solely on how the customer elects to remit payment.

•	You told us that for both transaction-based and subscription-based agreements, all criteria of ASC 606-10-25-1 are fully met at the date of signing the contract with the API Provider.

o
Tell us how you considered that fact in your accounting under ASC 606-10- 32-21. For example, you told us that in the table provided in response to prior comment 23 in which you provided us a walkthrough of a typical transaction, your reference to contract inception was to the inception of the swap contract between the user and the API Provider. Tell us why you determined that the timing of inception for purposes of applying ASC 606-10-32-21 is the inception of the swap contract between the user and the API Provider and not the inception of the contract between you and your customer, the API Provider.

Based on our understanding at the time of the Staff’s request in prior comment 23, the walkthrough of a “typical transaction” provided by the Company in its response was a walkthrough of the accounting impact on the Company of a typical transaction between a user and an API Provider, not a typical transaction between the Company and one of its customers (an API Provider). As such, since prior comment 14 asked about contract inception specifically with respect to the Company’s contracts with customers, the Company sought to clarify in its response that the reference to “contract inception,” in the walkthrough provided previously was not relevant to its answer to prior comment 14, as it was a reference to the inception of the swap contract between the user and the API Provider, not the inception of the contract between the Company and the API Provider, the latter being the contract inception per ASC 606.

In the interests of resolving what may be an ongoing miscommunication between the Company and the Staff, we have provided in Exhibit B a walkthrough of a typical transaction between the Company and an API Provider with which the Company enters into a transaction-based contract, for a period in which a user exchanges BTC for ETH with the API Provider on one occasion, to supplement the walkthrough provided in Exhibit A and to replace the walkthrough provided in response to prior comment 23.

As there is no guarantee of any revenue under the contract until a user has conducted an exchange transaction with the API Provider, the contract price at inception is completely variable based on future transactions. As the contract between Exodus and the API Provider represents a series of distinct services, which occur daily, the variable consideration allocation exception allows the Company in each case to allocate the consideration related to each individual user transaction to the period in which it is earned as the pricing formula is consistent throughout the period.

Tell us whether you are a party to the contract between the user and the API Provider.

Exodus is not a party to the contract between the user and the API Provider.

•	Tell us how your accounting considered ASC 606-10-32-11.

As noted in our response to prior comment 14, the timing between measurement and payment is short and as such, any uncertainty around variable consideration is quickly resolved. Below is a description of variable consideration for our two types of contracts with API Providers.

For subscription-based contracts:
Revenue is recognized monthly when the API Provider is invoiced a USD amount based on the user transaction volume tier reached during the corresponding month. Because the transaction volume is not known at the time of contract inception and remains uncertain until the contract period is complete, there is variable consideration. The variable consideration is resolved each month given that the Company invoices its subscription-based customers in USD based on actual volume tier reached.

For transaction-based contracts:
Revenue is recognized when a transaction occurs between a user and the API Provider. Because revenue is recognized based on the Company’s estimates of the user transaction value (using pricing information from an independent pricing source), network fees, and spread captured by the API Provider, any or all of which may differ from the actual amounts, there is variable consideration. The Company calculates an expected variable percentage to apply to the transaction when and as revenue generating activity (in the form of user transactions with API Providers) occurs, which is used to calculate the amount recognized. As noted above, because the contract between Exodus and the API Provider represents a series of distinct services, which occur daily, the variable consideration allocation exception allows the Company in each case to allocate the consideration related to each individual user transaction to the period in which it is earned as the pricing formula is consistent throughout the period. See Exhibit B, Day 2 for further discussion on variable consideration in the context of transaction-based contracts. Constraint of our estimate no longer exists upon receipt of consideration. During 2023, consideration was received an average of approximately 3 days after the completion of the corresponding user transaction.

o	For subscription-based contracts, clarify whether or not you constrain your estimate of variable consideration for those contracts:
◾	If you constrain your estimate of variable consideration, tell us when you no longer apply a constraint (i.e., the uncertainty is resolved). Provide an example.
◾	Revise your disclosure to clarify whether or not you constrain your estimate.

As indicated above, the variable consideration is resolved each month, and the Company does not constrain its estimate given that it invoices its subscription-based customers in USD based on actual volume tiers reached each month. We have updated our disclosure in Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly. Please refer to page 74.

o	For transaction-based contracts, you told us receipt is the point in time when constraint of your estimate no longer exists. Tell us the timing of receipt of payment for those transactions.

As indicated above, during 2023, consideration was received an average of approximately 3 days after the completion of the corresponding user transaction.

o	Quantify for us the amount of any adjustments to the transaction price you have made in a subsequent accounting period (i.e., quarter) for the periods presented.

Due to the short period of time between revenue recognition and the receipt of payments, the Company was able to record all adjustments in the periods presented as payments were received before reporting for the periods was finalized. Because of this, no adjustments were made to the transaction price in subsequent accounting periods for transactions that occurred in a prior period.

***

 If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

/s/ James Gernetzke
James Gernetzke Chief Financial Officer

cc:	Jon Paul Richardson, Exodus Movement, Inc. Thomas J. Kim, Gibson, Dunn & Crutcher LLP Sonia G. Barros, Sidley Austin LLP

Exhibit A

Day	Step	Executed by	Transaction execution / Accounting treatment	USD $
Day 1	Exodus and API Provider enter into subscription-based contract.	Exodus and API Provider
Contract inception - The parties have approved the contract and are committed to perform their contractual obligations, each party’s rights are identified, payment terms are identified, commercial substance exists, and it is probable that substantially all of the consideration is expected to be collected.

Exodus’ performance obligation throughout the duration of the contract is to provide the API Provider access to the Exchange Aggregator.

As there is no guarantee of any revenue under the contract until a user has conducted an exchange transaction with the API Provider, the contract price at inception is completely variable based on future transactions.

Day 2	User requests to swap 1 BTC for ETH.	User

Digital asset exchange pricing quote from API Provider displayed to the user, along with an option to enter into the transaction with the API Provider. For purposes of this example, at the time of this user transaction, 1 BTC = 20 ETH.

Exodus and API Provider
	User initiates transaction with API Provider and sends 1 BTC to API Provider’s blockchain address.	User
	API Provider sends 20 ETH to the user’s blockchain address.	API Provider

Wallet software detects the receipt of the ETH on chain and reflects the new ETH balance in the user’s wallet. Upon detection of the receipt, the user transaction volume is calculated in USD for purposes of calculating the subscription tier. For purposes of this example, at the time of this user transaction, 1 ETH = $2600 and the user transaction volume = $52,000.[1]

Exodus
Day 29	User requests to swap 1 BTC for ETH.	User

Digital asset exchange pricing quote from API Provider displayed, along with an option to enter into the transaction with the API Provider. For purposes of this example, at the time of this user transaction, 1 BTC = 20 ETH.

Exodus and API Provider
	User initiates transaction with API Provider and sends 1 BTC to API Provider’s blockchain address.	User
	API Provider sends 20 ETH to the user’s blockchain address.	API Provider

Wallet software detects the receipt of the ETH on chain and reflects the new ETH balance in the user’s wallet. Upon detection of the receipt, the user transaction volume is calculated in USD for purposes of calculating the subscription tier. For the purposes of this example, at the time of this user transaction, 1 ETH = $2500 and the user transaction volume = $50,000.[1]

Exodus
Day 31 (End of Month)	Volume tier reached by API Provider is determined based on total user transaction volume for the period and the API Provider is invoiced in USD.	Exodus
With invoicing, Exodus records a receivable and recognizes revenue based on the USD amount due under the contract according to the volume tier reached.

In this example, user transaction volume was $102,000, which for purposes of this example corresponds to a contractual volume tier of $100,000-$150,000.

For purposes of this example, the contractual amount due for the $100,000-$150,000 volume tier is $2,000.

There is variable consideration based on transaction volume as until invoicing it is unclear which tier will be reached and thus what the payment will be under the contract. Variable consideration is not estimated because the variability is resolved by the end of each month.

$2,000
Day 32	Payment of the invoiced USD amount is sent to Exodus by the API Provider in BTC or USDC.[2] The BTC or USDC amount required to be remitted by the API Provider is determined based on the market price of BTC or USDC at time of payment.[3] For purposes of this example, at the time of payment, 1 BTC = $50,000 and 1 USDC = $1. The API Provider sends either 0.04 BTC or 2000 USDC to Exodus.[3]	API Provider		$2,000
	Exodus receives the payment of BTC or USDC.	Exodus	Exodus records receipt of the BTC or USDC and applies the amount to accounts receivable.	$2,000

1.
Exodus uses market pricing to determine the transaction volume. The API Provider is provided the calculation of total transaction volume for the period as part of the invoicing process. To date, no API Provider has ever objected to Exodus’ calculation.

2.	Payment may be remitted in either BTC or USDC, at the customer’s discretion. We predominantly receive payment in USDC.

3.
Although payment is remitted in BTC or USDC, which is noncash consideration, the contract is denominated in USD and the amount invoiced to and due from the API Provider is a USD amount. Because the contract is denominated and revenue is recognized in USD and the amount invoiced to and due from the API Provider is a USD amount, even if settled in the form of noncash consideration, the noncash consideration is valued at the market price at the time of payment and always equivalent to the USD amount invoiced. If the Company were instead to value the noncash consideration as of a different date, it could result in the Company recognizing different amounts of revenue based on which form of consideration the customer settles its USD invoice in. The Company believes it is not appropriate to recognize different amounts of revenue based solely on how the customer elects to remit payment.

Exhibit B

Day	Step	Executed by	Transaction execution / Accounting treatment	USD $
Day 1	Exodus and API Provider enter into transaction-based contract.	Exodus and API Provider
Contract inception - The parties have approved the contract and are committed to perform their contractual obligations, each party’s rights are identified, payment terms are identified, commercial substance exists, and it is probable that substantially all of the consideration is expected to be collected.

Exodus’ performance obligation throughout the duration of the contract is to provide the API Provider access to the Exchange Aggregator.

As there is no guarantee of any revenue under the contract until a user has conducted an exchange transaction with the API Provider, the contract price at inception is completely variable based on future transactions.

Day 2	User requests to swap 1 BTC for ETH.	User

Digital asset exchange pricing quote from API Provider displayed to the user, along with an option to enter into the transaction with the API Provider. For purposes of this example, at the time of this user transaction, 1 BTC = 20 ETH.

Exodus and API Provider
	User initiates transaction with API Provider and sends 1 BTC to API Provider’s blockchain address.	User
	API Provider sends 20 ETH to the user’s blockchain address.	API Provider
	Wallet software detects the receipt of the ETH on chain and reflects the new ETH balance in the user’s wallet. For purposes of this example, at the time of this user transaction, 1 ETH = $2,500 and 1 BTC = $50,000. 20 ETH x 2% per the contract = 0.4 ETH 0.4 ETH = 0.02 BTC = $1,000 USD[2]	Exodus	Exodus records a receivable and recognizes revenue at 2.0% of the user transaction value less variable consideration to account for network fees and the spread captured by the API Provider.[1] For purposes of this example, we assume a variable amount equivalent to $10.	$990
Day 5
Payment is sent to Exodus by the API Provider in BTC.

The BTC amount required to be remitted by the API Provider is determined based on the market price of BTC at the time of the user transaction.

For purposes of this example, at the time of the user transaction, 1 BTC = $50,000 and at the time of payment, 1 BTC = $49,000.

The API Provider sends 0.02 BTC to Exodus.

		API Provider		~$980
Exodus receives the payment of BTC.
Exodus records receipt of the BTC and applies the amount to accounts receivable.[2]

Exodus records the impact of the change in the fair value of BTC from accrued receivable to the delivery of payment by recording the difference in realized gain—derivative in other income on the consolidated statement of operations.
~$980 $10

1.
The Company’s estimate of the user transaction value is derived using an independent pricing source. The Company calculates an expected variable percentage to apply to the transaction price when calculating revenue.

2.
In reliance on the variable consideration allocation exception, discussed in response to comment 11, BTC is valued at the market price at the time of the user transaction, using an independent pricing source.